SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                      Anangel-American Shipholdings Limited
                       (Name of Subject Company (Issuer))

                            Superior Navigation Ltd.
                            (Names of Filing Persons)

                Class A Ordinary Shares, nominal value $1.00 each
                                       and
           American Depositary Shares, each one Class A Ordinary Share
                         (Title of Class of Securities)

                                   03253500
                      (CUSIP Number of Class of Securities)
                           Konstantinos Panagopoulous
                                354 Sygrou Avenue
                            Kallithea, 176-10 Athens
                                     Greece

                                  30-01-9467318
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                   Copies to:
                              John F. Fritts, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                  212-504-6000

                            CALCULATION OF FILING FEE

                            -------------------------

         Transaction valuation*                  Amount of filing fee**
                   $                                        $
         ----------------------                   --------------------

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                     Filing party:

Form or Registration No.:                   Date filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third party tender offer subject to Rule 14d-1.
      [ ] issuer tender offer subject to Rule 13e-4.
      [X] going-private transaction subject to Rule 13e-3.
      [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                      ANANGEL-AMERICAN SHIPHOLDINGS LIMITED

                              PRESS RELEASE OF THE
                       REGISTRANT, DATED DECEMBER 6, 2001

Anangel-American Shipholdings Limited Announces Nine Month Results And Receipt of Notice of a Tender for All Its Shares

ATHENS, Greece, Dec. 6 -- Anangel-American Shipholdings Limited (Nasdaq: ASIPY) today reported a net profit of US$21,278,000 or US$0.89 per share for the nine months ending September 30, 2001, versus a net profit of US$18,146,000 or US$0.76 per share for the corresponding 2000 period. Net income was positively affected by a gain of US$111,000 or US$0.005 per share from adjusting to current market its bond portfolio compared to US$2,627,000 or US$0.11 per share for the corresponding period a year ago. Our share of earnings from ACOL Tankers Ltd for the five months since the date of acquisition amounts to US$4,319,000 or US$0.18 per share.

For the three months ended September 30, 2001 net income was US$5,645,000 or US$0.24 per share compared to US$8,076,000 or US$0.34 for the corresponding 2000 period. The 2001 quarter's results were positively affected by US$2,323,000 or US$0.10 per share resulting from a gain on the value adjustment of the bond portfolio of US$1,120,000 and US$1,203,000 from our share of earnings from ACOL Tankers Ltd. The corresponding 2000 quarter's results were positively affected by US$1,600,000 or US$0.06 per share resulting from a gain on the sale of the "Anangel Honesty" and US$570,000 on bond portfolio value adjustment.

Since the beginning of the fourth quarter, the Company has disposed of its bond portfolio and has realized an additional gain of US$336,250. The Company has also purchased a 149,000 DWT Capesize vessel built in 1994 for US$19 million.

The Company also announced that it has been informed by its Chairman that a company controlled by his family interests will, as soon as practicable, be making a tender offer for all the Company's outstanding shares of common stock at US$ 5.00 per share in cash. This represents a 49% premium over yesterday's last reported trade on Nasdaq of US$ 3.351 per share. The offer is expected to be made towards the end of January 2002, will remain open for forty-five days, unless extended, will be conditional upon acquisition of at least 90% of the Company's outstanding stock and may be withdrawn at any time prior to when 90% have been tendered. The offering company will pay for tendered shares when 90% have been tendered and as received after that time. Anangel Integrity, which currently owns approximately 81% of the stock, intends to tender its shares. The tender offer is intended to be a "going private" transaction, and the Chairman informed the Company that if 90% of the shares are tendered, a compulsory acquisition of the non-tendered shares under Cayman Law at the same US$ 5.00 per share price will be enforced.

The tender offer is expected to result in the delisting of Anangel American ADRs from Nasdaq and its Class A shares from the Luxembourg Stock Exchange.

The Company's Board of Directors endorsed this proposal and a committee of the three independent Directors has been appointed to obtain a fairness opinion on the proposed transaction.

The Company urges shareholders to read the tender offer statement and other relevant documents regarding the tender offer expected to be filed with the Securities and Exchange Commission, when they become available. Shareholders will be able to receive these documents, as well as other documents filed by the Company with the SEC, free of charge at the SEC's website http://www.sec.org, or from the Company at the contact numbers listed below.

The Company's fleets currently consist of 22 dry cargo vessels, with an aggregate capacity of 1,765,840 DWT, and has one Panamax vessel of 75,000 DWT under construction for delivery for January 2002. The ACOL Tankers fleet currently consists of eight VLCCs, two Suezmax and one Aframax tankers.

Financial Highlights

                              Anangel-American

                              Nine Months Ended        Three Months Ended
                                September 30              September 30
                               2001        2000         2001        2000
                               ----        ----         ----        ----
Income Data                   $000s       $000s        $000s       $000s

Revenue from Voyages         69,012      72,552       19,492      25,893
Less: Operating expenses    (29,749)    (34,608)      (8,898)    (11,156)
      Depreciation          (16,157)    (16,802)      (5,227)     (5,730)
Operating Profit             23,106      21,142        5,367       9,007

Add/(deduct)
  Gain on Sale of Vessel                  1,029                    1,029
Investment & Other
  Income (net)                3,787       7,813        2,068       2,437
General Administrative
  Expenses                     (752)       (685)        (218)       (237)
Interest Expense             (9,182)    (11,153)      (2,775)     (4,160)
Share of Associates
  Income                      4,319           0        1,203           0
                             (1,828)     (2,996)         278        (931)
Net Income                   21,278      18,146        5,645       8,076


Per Share Amounts
Net Income                     0.89        0.76         0.24        0.34




Financial Data                                      September 30
                                                2001              2000
                                                ----              ----

Vessels at Cost                              319,407           409,478
  less Depreciation
Vessels under Construction                     6,671             4,922
Investment in Associate                       49,576
Net Current Assets                            59,832             55,69
                                             435,486           469,569
Long Term Debt                               208,572           208,205

Shareholders Funds                           226,914           261,364

Shares Outstanding (000's)                    23,974            23,974

Financial Highlights

                                                   AOL Tankers

                                                Nine Months Ended                Three Months Ended
                                                  September 30                      September 30
                                                2001           2000               2001            2000
                                                ----           ----               ----            ----
Income Data                                    $000s          $000s              $000s           $000s

Revenue from Voyages                         113,530          55,902            24,566          26,764
Less:  Operating expenses                    (39,560)        (24,721)          (13,271)         (8,555)
        Depreciation                         (11,100)         (7,012)           (3,760)         (2,715)
Operating Profit                              62,870          24,169             7,535          15,494

Add/(deduct)
Gain on Sale of Vessel                         5,189               0             4,388               0
Investment & Other Income (net)                  892             618               503             285
General Administrative Expenses                 (121)           (110)              (22)            (19)
Interest Expense                             (10,566)         (8,050)           (3,204)         (3,523)
Share of Associates income                         0             175                               105
                                              (4,606)         (7,367)            1,665          (3,152)

Net Income                                    58,264          16,802             9,200          12,342

Per Share Amounts
Net Income                                      7.86            2.27              1.24            1.66



Financial Data                                    September 30
                                               2001             2000
                                               ----             ----

Vessels at Cost less Depreciation           450,730         248,300
Vessels under Construction                        0               0
Investment in Associate
Net Current Assets                           (7,442)         11,963
                                            443,288         260,263

Long Term Debt                              288,448         174,243

Shareholders Funds                          154,840          86,020

Shares Outstanding (000's)                    7,416           7,416